Exhibit 99.56

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

Aurinia Announces Official Name, Trading Symbol Change

and Implementation of Share Consolidation

Victoria, BC, October 22, 2013—Isotechnika Pharma Inc. (TSX-V:ISA) (the “Company”) announced that, further to its press release of September 30, 2013, it has officially changed its name to Aurinia Pharmaceuticals Inc. (“Aurinia”) and that its common shares (the “Shares”) will be posted for trading on a 50:1 consolidated basis (the “Consolidation”) on the TSX Venture Exchange at the opening of market on October 23, 2013 under the new trading symbol “AUP”.

The Consolidation will result in 12,373,589 issued and outstanding Shares. No fractional Shares will be issued in connection with the Consolidation. If, as a result of the Consolidation, a shareholder becomes entitled to a fractional Share, such fractional Share will be rounded down to the nearest whole number.

Letters of Transmittal will be mailed to shareholders requesting them to deposit their duly completed Letters of Transmittal, together with their pre-consolidated share certificates, to Computershare Trust Company of Canada, at its principal office in Toronto, Ontario, in exchange for share certificates representing the number of consolidated Shares to which they are entitled.

“In many respects, the new Aurinia just crossed the starting line with the changes announced today. Now, with the right people, plans and share structure in place, we are ready to advance the development of voclosporin along a new and exciting strategic path, with lupus nephritis as the drug’s lead indication. We look forward to updating our stakeholders as we progress,” said Dr. Richard Glickman, Executive Chairman and Acting CEO of Aurinia.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also has a development and commercialization partner for ophthalmologic indications. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contacts:

Dr. Richard Glickman

Executive Chairman and Acting CEO

250-213-1523

rglickman@auriniapharma.com

Mr. Michael R. Martin

Chief Operating Officer

250-415-9713

mmartin@auriniapharma.com

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com